FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For, 3 July 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned directors:

Mr J D Coombe	Beneficial interest in 19 Ordinary Shares purchased under a Personal Equity Plan on 1 July 2002 at £14.17.
	Mrs G A Coombe (wife); beneficial interest in 14 Ordinary Shares purchased under a Personal Equity Plan on 1 July 2002 at £14.17.
Sir Christopher Hogg	Beneficial interest in 62 Ordinary Shares purchased under a Personal Equity Plan on 1 July 2002 at £14.17.
Sir Peter Job	Beneficial interest in 2 Ordinary Shares purchased under a Personal Equity Plan on 1 July 2002 at £14.17.

The Directors and the Company were advised of these transactions on 2 July 2002.

S M Bicknell
Company Secretary

2 July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 3 July, 2002

By: VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc